March 8, 2002



CHEMICAL
FINANCIAL CORPORATION℠

333 East Main Street
Midland, Michigan 48640

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 15, 2002

You are invited to attend the annual meeting of shareholders of Chemical Financial Corporation at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, on Monday, April 15, 2002, at 2:00 p.m. local time. At the meeting, we will:

1.   elect eleven directors; and

2.   transact any other business that may properly come before the meeting.

You may vote at the meeting and any adjournment of the meeting if you were a shareholder of record at the close of business on February 14, 2002. Our 2001 Annual Report to Shareholders follows our proxy statement in this booklet. Our proxy statement and the enclosed proxy card are being sent to shareholders on and after March 8, 2002.

We look forward to seeing you at the meeting.

By Order of the Board of Directors,

David B. Ramaker

David B. Ramaker
President and Chief Executive Officer

> Your vote is important to us.
> Even if you plan to attend the meeting,
> **PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY.**

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CHEMICAL FINANCIAL CORPORATION
333 East Main Street
Midland, Michigan 48640

ANNUAL MEETING OF SHAREHOLDERS
April 15, 2002

PROXY STATEMENT

Meeting Information

Time and Place of Meeting

You are invited to attend the annual meeting of shareholders of Chemical Financial Corporation ("Chemical Financial" or "Corporation") that will be held on Monday, April 15, 2002, at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, at 2:00 p.m. local time.

This proxy statement and the enclosed proxy card are being furnished to you on and after March 8, 2002, in connection with the solicitation of proxies by Chemical Financial's board of directors for use at the annual meeting. In this proxy statement, "we," "us" and "our" refer to Chemical Financial Corporation, "you" and "your" refer to Chemical Financial Corporation shareholders, and "Chemical Bank" refers to Chemical Bank and Trust Company, Chemical Financial's lead subsidiary bank.

Purpose of Meeting

The purpose of the annual meeting is to consider and vote upon the election of eleven directors. *Your board of directors recommends that you vote FOR each of the nominees discussed in this proxy statement.*

How to Vote Your Shares

You may vote at the meeting or by proxy if you were a shareholder of record of Chemical Financial common stock on February 14, 2002. You are entitled to one vote per share of Chemical Financial common stock that you own on each matter presented at the annual meeting.

As of February 14, 2002, there were 22,523,175 shares of Chemical Financial common stock issued and outstanding.

Your shares will be voted at the annual meeting if you properly sign and return to us the enclosed proxy. If you specify a choice, your proxy will be voted as specified. If you do not specify a choice, your shares will be voted for the election of each nominee for director named in this proxy statement. If other matters are presented at the annual meeting, the individuals named in the enclosed proxy will vote your shares on those matters in their discretion. As of the date of this proxy statement, we do not know of any other matters to be considered at the annual meeting.

You may revoke your proxy at any time before it is exercised by:

- delivering written notice to the Secretary of Chemical Financial; or
- attending and voting at the annual meeting.

Who Will Solicit Proxies

Directors, officers and employees of Chemical Financial and its affiliates will initially solicit proxies by mail. They also may solicit proxies in person, by telephone or by other means, but they will not receive any additional compensation for these efforts. Nominees, trustees and other fiduciaries who hold stock on behalf of beneficial owners of Chemical Financial common stock may communicate with the beneficial owners by mail or otherwise and may forward proxy materials to and solicit proxies from the beneficial owners. Chemical Financial has engaged Georgeson Shareholder at an estimated cost of $1,000 plus expenses, to assist in the distribution of these materials.

Required Vote and Quorum

A plurality of the shares voting at the annual meeting is required to elect directors. This means that if there are more nominees than director positions to be filled, the nominees for whom the most votes are cast will be elected. In counting votes on the election of directors, abstentions, broker non-votes and other shares not voted will not be counted as voted, and the number of shares of which a plurality is required will be reduced by the number of shares not voted.

A majority of the shares entitled to vote at the annual meeting must be present or represented at the meeting to constitute a quorum. If you submit a proxy or attend the meeting in person, your shares will be counted towards the quorum, even if you abstain from voting on some or all of the matters introduced at the meeting. Broker non-votes also count for quorum purposes.

Election of Directors

The Board of Directors presently consists of twelve individuals. The term of office for each of the directors expires at the annual meeting each year. Mr. Ott will retire from the board at the annual meeting as required by Chemical Financial's director retirement policy and will not stand for reelection. The size of the board of directors has been fixed at eleven members following Mr. Ott's retirement.

The board of directors proposes that the following nominees be elected as directors for terms expiring at the annual meeting of shareholders to be held in 2003:

Nominees

J. Daniel Bernson
James A. Currie
Michael L. Dow
L. Richard Marzke
Terence F. Moore
Aloysius J. Oliver
Frank P. Popoff
David B. Ramaker
Lawrence A. Reed
Dan L. Smith
William S. Stavropoulos

Each proposed nominee currently serves as a director of Chemical Financial for a term that will expire at this year's annual meeting. The persons named in the enclosed proxy card intend to vote for the election of the eleven nominees listed above. The proposed nominees are willing to be elected and serve as directors. If a nominee is unable to serve or is otherwise unavailable for election, which we do not anticipate, the incumbent board of directors may or may not select a substitute nominee. If a substitute nominee is selected, your proxy will be voted for the person so selected. If a substitute nominee is not selected, your proxy will be voted for the election of the remaining nominees. No proxy will be voted for a greater number of persons than the number of nominees named above.

Biographical information is presented below concerning the nominees for director of Chemical Financial. Except as otherwise indicated, each nominee has had the same principal employment for over five years.

Chemical Financial's Board of Directors and Nominees for Election as Directors

J. Daniel Bernson, age 60, has served as a director of Chemical Financial since January 15, 2001 as a result of the merger of Shoreline Financial Corporation ("Shoreline") into Chemical Financial. Before the merger, Mr. Bernson had been a director of Shoreline Bank, the banking subsidiary of Shoreline, since July 1999. Since 1988, Mr. Bernson has been President of The Hanson Group of St. Joseph, Michigan, a holding company with business interests in Hanson Mold, Hanson Cold Storage Co., Eagle Technologies Group, the Meadows Subdivision and Pure.Fact, Inc. Mr. Bernson is a member of the Audit and Compensation Committees.

James A. Currie, age 43, has been a director of Chemical Financial since August 1993 and is a member of the Audit and Compensation Committees. Mr. Currie is an investor and a certified teacher with a Masters Degree in Special Education from Michigan State University in East Lansing, Michigan. Mr. Currie has served as a director and member of various committees of Chemical Bank since February 1992, and as a director of CFC Data Corp, Chemical Financial's wholly-owned data processing subsidiary, since April 2000.

Michael L. Dow, age 67, has served as a director of Chemical Financial since April 1985 and is Chairman of the Audit and a member of the Pension and Compensation Committees. Mr. Dow is an investor. Mr. Dow has served as a director and member of various committees of Chemical Bank since February 1982.

L. Richard Marzke, age 68, has served as a director of Chemical Financial since January 15, 2001 as a result of Shoreline's merger into Chemical Financial. Before the merger, Mr. Marzke had been a director of Shoreline and Shoreline Bank, or their predecessors, since 1977. Mr. Marzke is President and Chief Executive Officer of Pri-Mar Petroleum, Inc., a wholesale and retail distributor of gasoline and other petroleum products and convenience store operator. Mr. Marzke is a member of the Audit Committee.

Terence F. Moore, age 58, has served as a director of Chemical Financial since January 1998 and is a member of the Audit and Compensation Committees. Mr. Moore has been President and Chief Executive Officer of MidMichigan Health in Midland, Michigan since 1982. MidMichigan Health is a health care organization operating in central and northern Michigan. From 1977 to 1984, Mr. Moore was President and Chief Executive Officer of MidMichigan Medical Center in Midland, which is MidMichigan Health's largest subsidiary. Mr. Moore has served as a director and member of various committees of Chemical Bank since February 1991 and as a director of CFC Data Corp since June 1995.

Aloysius J. Oliver, age 61, became Chairman of Chemical Financial's board of directors in January 2002. Mr. Oliver was President, Chief Executive Officer and a director of Chemical Financial from January 1997 until his retirement on December

31, 2001. Mr. Oliver previously served as Executive Vice President and Secretary from January 1985 to December 1996. Mr. Oliver joined Chemical Financial from Chemical Bank in January 1985. Mr. Oliver joined Chemical Bank in 1957 and served in various management capacities. Mr. Oliver became Vice President and Cashier of Chemical Bank in 1975, Secretary to the board of directors in 1979 and Senior Vice President in 1981. Mr. Oliver was elected to the board of directors of Chemical Bank in August 1996. During the last five years, Mr. Oliver has also served as a director and member of various committees of Chemical Bank West (also Chairman), a wholly-owned subsidiary of Chemical Financial, and CFC Data Corp (also President and Treasurer).

Frank P. Popoff, age 66, has served as a director of Chemical Financial since February 1989 and is a member of the Audit and Chairman of the Pension and Compensation Committees. Mr. Popoff retired as Chairman of the board of directors of The Dow Chemical Company in Midland, Michigan, a diversified science and technology company that manufactures chemical, plastic and agricultural products, in November 2000. Mr. Popoff joined The Dow Chemical Company in 1959 and served in senior positions in sales, marketing, operations and business management, including responsibilities for international areas of the company. Mr. Popoff was Chief Executive Officer from 1987 to 1995 and Chairman of the board of directors from December 1992 until his retirement in November 2000. Mr. Popoff is also a director of American Express Company, Quest Communications International, Inc. and United Technologies Corporation. Mr. Popoff has served as a director and member of various committees of Chemical Bank since July 1985.

David B. Ramaker, age 46, became President and Chief Executive Officer of Chemical Financial in January 2002. He has been a director of Chemical Financial since October 2001. He previously served as President and Chief Executive Officer of Chemical Bank and Executive Vice President and Secretary of Chemical Financial. He joined Chemical Bank as Vice President on November 29, 1989. Mr. Ramaker became President of Chemical Bank Key State (consolidated into Chemical Bank) in October 1993. Mr. Ramaker became President and a member of the board of directors of Chemical Bank in September 1996 and Executive Vice President and Secretary to the board of Chemical Financial and Chief Executive Officer of Chemical Bank on January 1, 1997. Mr. Ramaker currently serves as Vice-Chairman of Chemical Bank Shoreline, a wholly-owned subsidiary of Chemical Financial. During the last five years, Mr. Ramaker has also served as director and member of various committees of all of the Corporation's other subsidiaries. Mr. Ramaker is a member of the Executive Management Committee of Chemical Financial.

Lawrence A. Reed, age 62, has served as a director of Chemical Financial since December 1986 and is a member of the Audit and Compensation Committees. Mr. Reed retired in 1992 after serving as President of Dow Corning Corporation, a diversified company specializing in the development, manufacture and marketing of silicones and related silicon-based products. Mr. Reed joined Dow Corning Corporation in 1964 and served in various senior management positions, including Vice President and Chief Financial Officer and President and Chief Executive Officer. Mr. Reed has served as a director and member of various committees of Chemical Bank since December 1981.

Dan L. Smith, age 66, has served as a director of Chemical Financial since January 15, 2001, as a result of Shoreline's merger into Chemical Financial. Before the merger, Mr. Smith was Chairman of the board and Chief Executive Officer of Shoreline. Mr. Smith became Shoreline's Chairman of the board and Chief Executive Officer on January 1, 1993, having previously served as President of Shoreline. Mr. Smith continued to serve as President until June 1999. Mr. Smith was Secretary to the board of Shoreline until 1992. Before the merger, Mr. Smith also served as Chairman of the board and Chief Executive Officer of Shoreline Bank since May 1994. Mr. Smith also served as President of Shoreline Bank from May 1994 until June 1999. Through May 1994, Mr. Smith served as President of Inter-City Bank (predecessor of Shoreline Bank) since 1978, Chief Executive Officer of Inter-City Bank since 1988, and a director of Inter-City Bank since 1972. Mr. Smith is a member of the Pension Committee.

William S. Stavropoulos, age 62, has been a director of Chemical Financial since August 1993 and is a member of the Audit, Pension and Compensation Committees. Mr. Stavropoulos is Chairman of the board of directors and retired President and Chief Executive Officer of The Dow Chemical Company, a diversified science and technology company that manufactures chemical, plastic and agricultural products. Mr. Stavropoulos joined The Dow Chemical Company in 1967 and has served in various senior management positions. Mr. Stavropoulos was named President of Dow Latin America in 1984, Group Vice President in 1987, Vice President in 1990, President of Dow U.S.A. in 1990, Senior Vice President in 1991, President and Chief Operating Officer in 1993, Chief Executive Officer in November 1995 and Chairman of the board of directors in November 2000. He was elected to the board of directors of The Dow Chemical Company in 1990. Mr. Stavropoulos is also a director of NCR Corporation and BellSouth Corporation and a member of the Advisory Board to the Fidelity Group of Funds. Mr. Stavropoulos has served as a director and member of various committees of Chemical Bank since April 1992.

Your Board of Directors Recommends that You
Vote __FOR__ the Election of All Nominees as Directors

Committees of the Board of Directors

The board of directors has established the following three standing committees:

- Audit Committee
- Pension Committee
- Compensation Committee

Chemical Financial does not have a standing nominating committee.

Audit Committee. The Audit Committee oversees the financial reporting process on behalf of the board of directors. The Audit Committee operates pursuant to a written charter, a copy of which was included in the proxy statement sent to shareholders for the annual meeting held in April 2001. The Audit Committee is comprised of independent directors as defined by the rules of the National Association of Securities Dealers, Inc. The Audit Committee is composed of Mr. Dow, Chairman, and Messrs. Bernson, Currie, Marzke, Moore, Popoff, Reed and Stavropoulos. The Audit Committee met two times during 2001.

Pension Committee. The Pension Committee oversees the administration of Chemical Financial's employees' pension and 401(k) plans. The Pension Committee is composed of Mr. Popoff, Chairman, and Messrs. Dow, Ott, Smith and Stavropoulos. The Pension Committee met one time during 2001.

Compensation Committee. The Compensation Committee reviews salaries, bonuses and other compensation of all officers of Chemical Financial, administers Chemical Financial's stock option plans and makes recommendations to the board of directors regarding the awards of stock options under these plans. The Compensation Committee is composed of Mr. Popoff, Chairman, and Messrs. Bernson, Currie, Dow, Moore, Reed and Stavropoulos. The committee met one time during 2001.

Board Meeting Attendance

During 2001, Chemical Financial's board of directors held four regular meetings and two special meetings. All directors attended at least 75% of the aggregate number of meetings of the board of directors and meetings of committees on which they served during the year (during the periods that they served), except Mr. Stavropoulos.

Compensation of Directors

During 2001, Chemical Financial compensated its directors who were not regular salaried employees of Chemical Financial at the rate of $1,000 for every board meeting attended and $450 for every committee meeting attended. Regular salaried employees of Chemical Financial and its subsidiaries do not receive fees for serving on, or attending meetings of, the board of directors of Chemical Financial or its subsidiaries or meetings of any of their committees.

On December 31, 2000, Chemical Financial entered into a one-year retirement agreement with Mr. Ott. Under that agreement, Chemical Financial Corporation paid Mr. Ott annual compensation of $50,000 and provided group health benefits consistent with those available under Chemical Financial Corporation's retiree medical plan. Mr. Ott agreed to continue to serve as Chairman of the boards of directors of Chemical Financial and Chemical Bank through December 31, 2001. Mr. Ott also agreed to a covenant not to compete as long as payments were being made to him under the agreement.

On December 31, 2000, Chemical Financial entered into a two-year retirement agreement with Mr. Smith for 2001. Under that agreement, Chemical Financial paid Mr. Smith annual compensation of $50,000 and provided group health benefits consistent with those available under Shoreline's retiree medical plan. Mr. Smith also agreed to a covenant not to compete as long as payments were being made to him under the agreement.

The board of directors adopted the Chemical Financial Corporation Plan for Deferral of Directors' Fees. This plan is available to all directors of Chemical Financial and its subsidiaries who receive fees, including community bank advisory directors. Under the plan, directors and community bank advisory directors that participate in the plan must elect before December 31 of each year to defer either 50% or 100% of fees to be earned in the following year. These fees will be paid out in any number of calendar years from one to ten commencing during or following the year the director ceases to be a director or the year after the director attains age 70. During the deferral period, the plan provides that the Corporation shall accrue to the directors' or community bank advisory directors' interest on the accumulated amount of deferred fees at the rate paid by Chemical Bank on a variable rate money market savings account.

Shareholder Nominations

Shareholders may nominate individuals for election as directors. To make such a nomination, you must send a notice to the Secretary of Chemical Financial that sets forth:

- the name, age, business address and residence address of each nominee;
- the principal occupation or employment of each nominee;
- the number of shares of Chemical Financial common stock beneficially owned by each nominee;
- a statement that each nominee is willing to be nominated and to serve if elected; and
- such other information concerning each nominee as would be required to be provided in a proxy statement soliciting proxies for the election of each nominee.

You must send this notice to the secretary of Chemical Financial not less than 120 days prior to the date of an annual meeting and not more than seven days following the date of notice of a special meeting called for election of directors.

Ownership of Chemical Financial Common Stock

Five Percent Shareholders

Listed below is the only shareholder of Chemical Financial known by management to have been the beneficial owner of more than 5% of the outstanding shares of common stock as of December 31, 2001. This entity is the Trust department of Chemical Bank:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock[(1)] Sole Voting and Dispositive Power	Shared Voting or Dispositive Power[(2)]	Total Beneficial Ownership	Percent of Class
Chemical Financial Corporation: Chemical Bank and Trust Company Trust Department 333 E. Main Street Midland, MI 48640[(3)]	1,445,314	357,533	1,802,847	7.98%

Ownership of Chemical Financial Stock by Directors and Executive Officers

The following table sets forth information concerning the number of shares of Chemical Financial common stock held as of December 31, 2001, by each of Chemical Financial's directors and nominees for director, each of the named executive officers who are included in the Summary Compensation Table, and all of Chemical Financial's directors, nominees for director and executive officers as a group:

	Amount and Nature of Beneficial Ownership of Common Stock[(1)]				
Name of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power[(2)]	Stock Options Exercisable in 60 Days	Total Beneficial Ownership	Percent of Class
J. D. Bernson	8,064	2,641	–	10,705	*
J. A. Currie	103,447	15,325	–	118,772	*
M. L. Dow	83,544	73,848[(4)]	–	157,392[(4)]	*
B. M. Groom	15,568	13,925	13,143	42,636	*
L. A. Gwizdala	611	26,218	24,164	50,993	*
L. R. Marzke	35,253	23,914	–	59,167	*
J. R. Milroy	8,168	13,853	–	22,021	*
T. F. Moore	4,061	5,256	–	9,317	*
A. J. Oliver	92,876	–	19,395	112,271	*
A. W. Ott	79,750	416,558[(5)]	–	496,308[(5)]	2.20%
F. P. Popoff	19,426	–	–	19,426	*
D. B. Ramaker	6,087	–	18,681	24,768	*
L. A. Reed	3,614	17,635	–	21,249	*
D. L. Smith	59,081	11,445	–	70,526	*
W. S. Stavropoulos	5,218	317,174[(6)]	–	322,392[(6)]	1.43%
All directors and executive officers as a group	554,103	647,384[(7)]	91,450	1,292,937[(7)]	5.72%

*Less than 1%.

(1) The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that, under applicable regulations, are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power or dispositive power with respect to the security. A person will also be considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days. Shares held in various fiduciary capacities through the Trust department of Chemical Bank are not included unless otherwise indicated. Chemical Financial and the directors and officers of Chemical Financial and Chemical Bank disclaim beneficial ownership of shares held by the Trust department in fiduciary capacities.

(2) These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses and children over whom the listed person may have influence by reason of relationship. Shares held in fiduciary capacities by the Trust department of Chemical Bank are not included unless otherwise indicated. The directors and officers of Chemical Financial may, by reason of their positions, be in a position to influence the voting or disposition of shares held in trust by Chemical Bank to some degree, but disclaim beneficial ownership of these shares.

(3) These numbers consist of certain shares held in various fiduciary capacities through the Trust department of Chemical Bank. Chemical Bank also holds in various fiduciary capacities a total of 2,139,967 shares of Chemical Financial common stock over which it does not have voting or dispositive power and which are not included in these numbers. Chemical Financial and the directors and officers of Chemical Financial and Chemical Bank disclaim beneficial ownership of shares held by the Trust department in a fiduciary capacity.

(4) These numbers include 66,470 shares owned by two trusts as of December 31, 2001, of which Mr. Dow is a trustee. Mr. Dow disclaims beneficial ownership of these shares.

(5) These numbers include 317,174 shares owned by the Rollin M. Gerstacker Foundation and 55,974 shares owned by the Elsa U. Pardee Foundation as of December 31, 2001. Mr. Ott is a trustee and treasurer of both of these foundations. Mr. Ott has no beneficial interest in the shares owned by the foundations and disclaims beneficial ownership of these shares.

(6) These numbers include 317,174 shares owned by the Rollin M. Gerstacker Foundation as of December 31, 2001. Mr. Stavropoulos is a trustee of that foundation. Mr. Stavropoulos has no beneficial interest in the shares owned by the foundation and disclaims beneficial ownership of these shares.

(7) These numbers include all shares described in notes 4 through 6 above. Shares disclosed in items (5) and (6) of 317,174 shares owned by the Rollin M. Gerstacker Foundation as of December 31, 2001 are counted once.

Stock Performance

The following line graph compares Chemical Financial's cumulative total shareholder return on its common stock over the last five years, assuming the reinvestment of dividends, to the Standard and Poor's (referred to as "S&P") 500 Stock Index and the KBW 50 Index. Both of these indices are also based upon total return (including reinvestment of dividends) and are market-capitalization-weighted indices. The S&P 500 Stock Index is a broad equity market index published by Standard and Poor's. The KBW 50 Index is published by Keefe, Bruyette & Woods, Inc., an investment banking firm that specializes in the banking industry. The KBW 50 Index is composed of 50 money center and regional bank holding companies. The line graph assumes $100 was invested on December 31, 1996.



The dollar values for total shareholder return plotted in the graph are shown in the table below:

December 31	Chemical Financial Corporation	KBW 50 Index	S&P 500 Stock Index
1996	$100.0	$100.0	$100.0
1997	121.8	146.2	133.4
1998	116.7	158.3	171.5
1999	110.8	152.8	207.6
2000	90.4	183.5	188.7
2001	127.6	176.0	166.2

Executive Compensation

Summary of Executive Compensation

The following table shows information concerning the compensation earned from Chemical Financial during each of the three years in the period ended December 31, 2001, by the Chief Executive Officer and each of Chemical Financial's four most highly compensated executive officers who served in positions other than Chief Executive Officer during 2001. The positions listed in the table are those in which the applicable officer served at December 31, 2001.

SUMMARY COMPENSATION TABLE

| | | | | | Long-Term Compensation | | |
| | | Annual Compensation[1] | | | Awards | | Payouts |
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Number of Shares Underlying Options	LTIP Payouts	All Other Compensation[2]
Aloysius J. Oliver	2001	$187,000	$75,150			–		$40,594
President and Chief	2000	176,800	72,150			–		60
Executive Officer of the	1999	170,000	44,150			1,653		60
Corporation								
David B. Ramaker	2001	$174,500	$55,150			3,150		$319
President and Chief	2000	164,300	66,650			–		573
Executive Officer of	1999	158,000	38,650			1,653		384
Chemical Bank and								
Executive Vice President								
and Secretary of the								
Corporation								
Bruce M. Groom	2001	$119,000	$33,150			1,575		$1,406
First Senior Vice President	2000	109,300	32,150			–		317
and Senior Trust Officer	1999	105,300	30,150			1,102		803
of Chemical Bank								
Lori A. Gwizdala	2001	$132,084	$45,150			2,100		$213
Senior Vice President,	2000	104,000	60,150			–		546
Chief Financial Officer	1999	100,000	32,150			1,102		364
and Treasurer of the								
Corporation								
James R. Milroy	2001	$175,000	$70,150			2,100		$332,700
President and Chief								
Executive Officer of								
Chemical Bank Shoreline								

(1) Includes compensation deferred under Chemical Financial's 401(k) savings plan.

(2) The amounts set forth in the "All Other Compensation" column for 2001 represent insurance payments with respect to term life insurance as follows: Mr. Oliver, $1,406; Mr. Ramaker, $319; Mr. Groom, $1,406; Ms. Gwizdala, $213; and Mr. Milroy, $374. For Mr. Oliver, the 2001 "All Other Compensation" column also includes $39,188 for the gift of an automobile to him. For Mr. Milroy, the 2001 "All Other Compensation" column also includes the following: $312,000 attributable to a payment in connection with the change in control provisions in his employment agreement, $12,743 attributable to the gift of an automobile to him, $4,046 attributable to a profit-sharing match under a former profit-sharing plan and $3,537 attributable to matching contributions under a former 401(k) plan.

Option Values

The following tables provide information concerning stock options granted to and exercised by the named executive officers during 2001 and unexercised options held as of December 31, 2001:

OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | |
| | Number of Shares Underlying Options Granted[1] | Percent of Total Options Granted to Employees in Fiscal Year | Exercise Price Per Share[1] | Expiration Date | Grant Date Present Value[2] |
Name					
Aloysius J. Oliver	–	–	–	–	–
David B. Ramaker	3,150	6.3%	$26.05	10/15/2011	$22,743
Bruce M. Groom	1,575	3.1%	26.05	10/15/2011	11,372
Lori A. Gwizdala	2,100	4.2%	26.05	10/15/2011	15,162
James R. Milroy	2,100	4.2%	26.05	10/15/2011	15,162

(1) The per share exercise price of each option is equal to the market value of Chemical Financial common stock on the date each option was granted. The outstanding options were granted for a term of 10 years. Options terminate, subject to certain limited exercise provisions, in the event of death, retirement or other termination of employment. All options become exercisable one year after the date of grant. All options permit the option price to be paid by delivery of cash or other shares of Chemical Financial common stock owned by the option holder, including shares acquired through the exercise of other options. The number of shares underlying options and the exercise price have been adjusted to reflect the 5 percent stock dividend paid by Chemical Financial on December 21, 2001.

(2) Based on the Black-Scholes option pricing model. The actual value, if any, an option holder may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an option holder will be at or near the value estimated by the Black-Scholes model. The estimated values in the table above were calculated using the Black-Scholes model based on assumptions that include:

- a stock price volatility factor of 31.3%, calculated using monthly stock prices for the seven years prior to the grant date;
- a risk free rate of return of 5.7%;
- an expected average dividend yield of 3.2% (approximately the dividend yield at the date of the grant); and
- an expected average option holding period of 5.7 years, which approximates Chemical Financial's historical experience.

No adjustments were made for the general non-transferability of the options or to reflect any risk of forfeiture before vesting. Disclosure of grant date present value is presented pursuant to Securities and Exchange Commission regulations. Chemical Financial's use of the Black-Scholes model to indicate the present value of each grant is not an endorsement of this valuation method.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise[1]	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Aloysius J. Oliver	1,000	$ 8,286	19,395	–	$111,948	$ –
David B. Ramaker	–	–	18,681	4,803	130,705	14,808
Bruce M. Groom	2,157	44,168	13,143	1,575	112,401	6,375
Lori A. Gwizdala	–	–	24,164	2,100	231,671	8,500
James R. Milroy	7,693	93,139	–	2,100	–	8,500

(1) The number of shares shown is the gross number of shares covered by options exercised. Officers may deliver other shares owned in payment of the option price and shares may be withheld for tax withholding purposes, resulting in a smaller net increase in their share holdings.

(2) The values reported are based on a fair market value of $30.10 per share, the closing bid price of Chemical Financial's common stock on The Nasdaq Stock Market® on December 31, 2001.

Stock Option Plans

The Chemical Financial Corporation 1987 Award and Stock Option Plan and the Stock Incentive Plan of 1997 provide for awards of nonqualified stock options, incentive stock options, stock appreciation rights, or a combination thereof.

The 1997 plan was approved by the shareholders at the April 21, 1997 annual meeting of shareholders. At the April 20, 1992 annual meeting of shareholders, the shareholders voted to increase the authorized shares issuable under the 1987 plan by 100,000 shares and extend the plan to April 20, 1997. As of December 31, 2001, there were options outstanding to purchase 496,811 shares of Chemical Financial's common stock under the 1997 and 1987 plans, and 455,039 shares available for future awards under the 1997 plan.

Key employees of Chemical Financial and its subsidiaries, as the Compensation Committee of the board of directors may select from time to time, are eligible to receive awards under the 1997 plan. No employee of Chemical Financial may receive any awards under the 1997 plan while the employee is a member of the Compensation Committee.

The plans provide that the option price of incentive stock options awarded shall not be less than the fair market value of Chemical Financial's common stock on the date of grant. Historically, options granted under the plans are first exercisable from one to five years from the date of grant, at the discretion of the Compensation Committee, and expire not later than ten years and one day after the date of grant. Options granted may be designated nonqualified stock options or incentive stock options. Options granted may include stock appreciation rights that entitle the recipient to receive cash or a number of shares of common stock without payment to Chemical Financial that have a market value equal to the difference between the option price and the market price of the total number of shares awarded under the option at the time of exercise of the stock appreciation right. The plans provide, at the discretion of the Compensation Committee, that payment for exercise of an option may be made in the form of shares of Chemical Financial's common stock having a fair market value equal to the exercise price of the option at the time of exercise, or in cash. The plans also provide for the payment of the required tax withholding generated upon the exercise of a nonqualified stock option in the form of shares of Chemical Financial's common stock having a fair market value equal to the amount of the required tax withholding at the time of exercise, upon prior approval and at the discretion of the Compensation Committee.

Pension Plan

Chemical Financial and its subsidiaries make annual contributions up to the maximum amount deductible for federal income tax purposes to the Chemical Financial Corporation Employees' Pension Plan, which is a defined benefit plan and is qualified for federal tax purposes. Chemical Financial has the authority to terminate the pension plan at any time. The Internal Revenue Code limits the annual benefits that may be paid from a tax-qualified retirement plan.

As permitted by the Employee Retirement Income Security Act of 1974, Chemical Financial has established a supplemental pension plan that provides for the payment to certain executive officers of Chemical Financial, as determined by the Compensation Committee, benefits to which they would have been entitled, calculated under the provisions of the pension plan, as if the limits imposed by the Internal Revenue Code did not apply.

The table below shows the estimated combined annual pension benefits that would be payable under the pension plan and supplemental pension plan to salaried employees, including the named executive officers, if they retire in 2002 upon their normal retirement age at the annual levels of average pay and years of service indicated. The "Average Remuneration" is the average annual base salary, excluding any bonus, for the five highest consecutive years during the ten years preceding the date of retirement.

The pension plan covers the annual base salary of all salaried employees as of January 1 of each year. Upon retirement at age 65, a retiree will receive an annual benefit of 1.52% of his or her average annual base salary for the five highest consecutive years during the ten years preceding his or her date of retirement, multiplied by the retiree's number of years of credited service (subject to a maximum of 30 years). Benefits at

retirement ages under 65 are also determined based upon length of service and pay, as adjusted in accordance with the pension plan. The pension plan provides for vesting of benefits after attaining five years of service, for disability and death benefits, and for optional joint and survivor benefits for the employee and his or her spouse.

The amount shown under the caption "Salary," excluding the amount shown under the caption "Bonus," in the Summary Compensation Table in this proxy statement is representative of the most recent calendar year compensation used in calculating average pay under the pension plan. Under the pension plan, as of December 31, 2001, Mr. Ramaker had 12.2 years, Mr. Groom had 16.7 years, Ms. Gwizdala had 17 years and Mr. Milroy had 11.75 years.

The retirement benefits shown in the Pension Plan Table are based on the assumption that an employee retires in 2002 at normal retirement age and will elect a benefit for his or her life with 120 monthly payments guaranteed. If the employee were to elect a benefit payable to a surviving spouse of 50% or more of the employee's retirement benefit or for the employee's life only, the retirement benefit for the employee would be adjusted. The benefits listed in the Pension Plan Table are not subject to a deduction for social security or any other offset amount.

During 2001, Chemical Financial in connection with its internal consolidation and restructuring, implemented a voluntary retirement incentive plan ("VRIP"). As an incentive to accept Chemical Financial's offer, the VRIP included a one-time benefit enhancement increasing the maximum years of credited service under the pension plan from thirty to thirty-five years. Mr. Oliver elected to retire under this program. His pension benefits of $109,550 per year under the pension plan and the supplemental pension plan are based upon thirty-five years of credited service.

PENSION PLAN TABLE

Average Remuneration	Years of Service				
	10	15	20	25	30 or more
$100,000	$17,502	$26,252	$35,003	$ 43,754	$ 52,505
125,000	22,251	33,376	44,501	55,627	66,752
150,000	27,001	40,502	54,002	67,503	81,003
175,000	31,752	47,627	63,503	79,379	95,255
200,000	36,501	54,751	73,001	91,251	109,502
225,000	41,251	61,877	82,502	103,128	123,753

Compensation Committee Report on Executive Compensation

The Compensation Committee of Chemical Financial's board of directors reviews and determines Chemical Financial's compensation programs, including individual salaries of executive and senior officers. The Compensation Committee is composed of Messrs. Bernson, Currie, Dow, Moore, Popoff, Reed and Stavropoulos. All members are non-employee directors of Chemical Financial.

Under the supervision of the Compensation Committee, Chemical Financial has developed and implemented compensation plans that seek to align the financial interests of Chemical Financial's senior officers with those of its shareholders. Chemical Financial's executive compensation program is comprised of three primary components: base salary, annual cash incentive bonus opportunities and longer-term incentive opportunities in the form of stock option awards.

To attract and retain officers with exceptional abilities and talent, annual base salaries are set to provide competitive levels of compensation recognizing individual performance and achievements. Annual cash incentive bonuses are used to reward senior officers for individual performance, accomplishments and achievement of annual business targets. A portion of potential career compensation is linked to corporate performance through stock option awards.

The Compensation Committee determines the annual base salary, incentive bonus and stock option awards for the Chief Executive Officer. Annual base salary, incentive bonus and stock option awards with respect to Chemical Financial's other senior officers are recommended by the Chief Executive Officer to, and ultimately determined by, the Compensation Committee. All other senior executives of Chemical Financial are eligible to participate in the same executive compensation plans that are available to the Chief Executive Officer.

Mr. Milroy's 2001 compensation and bonus were set by the Compensation Committee of Shoreline prior to the merger with the Corporation. In general, salaries paid to Shoreline executives were based on median compensation levels of comparable bank holding companies. Annual cash incentive bonuses for Mr. Milroy were based on corporate performance of Shoreline and targeted awards established by the Shoreline Compensation Committee.

In evaluating the performance of and determining the annual base salary, incentive bonus and stock option awards for the Chief Executive Officer and other senior management, the Compensation Committee takes into account management's contribution to the long-term success of Chemical Financial. The Compensation Committee considers return to shareholders to be primary in measuring financial performance. The philosophy of Chemical Financial is to maximize long-term return to shareholders consistent with its commitments to maintain the safety and soundness of the institution and provide the highest possible level of service at a fair price to the customers and communities that it serves. The Compensation Committee has taken these subjective and qualitative factors into account, along with quantitative measures of corporate performance, in establishing the annual salary, incentive bonus and stock option awards for the Chief Executive Officer and Chemical Financial's other senior management, giving at least equal weight to the subjective and qualitative factors and no particular weight to any specific factor. The determination of the size of stock option awards is based upon a subjective analysis of each recipient's position within the organization, his or her individual performance and his or her growth potential within the organization. The number of stock option awards previously granted to a recipient is not a factor considered in the determination of the grant of a new stock option award.

The Compensation Committee primarily considers five quantitative measures of corporate performance in establishing the compensation to be paid to the Chief Executive Officer and Chemical Financial's other senior management. These measures of performance are: (i) earnings per share and earnings per share growth; (ii) the level of net loan losses; (iii) capital position; (iv) targeted as compared to actual annual operating performance; and (v) Chemical Financial's annual performance and financial condition as compared to that of its Federal Reserve Bank peer group. These measures were considered by the Compensation Committee in determining each component of executive compensation, although no particular weight was given to any specific factor.

Mr. Oliver's base salary for 2001 was established at the beginning of the year to provide a competitive level of compensation and took into account corporate performance through December 31, 2000. Chemical Financial's performance during 2000 exceeded both its targeted goals and that of its Federal Reserve Bank peer group.

Mr. Oliver's 2001 incentive bonus was established at the end of the year based upon performance of Chemical Financial during 2001. Chemical Financial's net income in 2001 exceeded targeted performance for 2001. Chemical Financial achieved record net operating income in 2001, which excluded merger and restructuring expenses of $7.1 million on an after-tax basis incurred to complete the merger with Shoreline and internal bank consolidations. In 2001, Chemical Financial's net operating income per share increased 22.1% over 2000 levels. Return on assets, based on net operating income, increased to 1.55% in 2001, compared to 1.36% in 2000. Net loan losses represented .08% of average loans in 2001.

In 1993, Congress amended the Internal Revenue Code to add Section 162(m). Section 162(m) provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1 million annually, with certain exemptions. The Compensation Committee has examined Chemical Financial's executive compensation policies in light of Section 162(m) and the regulations that have been adopted to implement that section. It is not expected that any portion of Chemical Financial's deduction for employee remuneration will be disallowed in 2002 or in future years by reason of actions expected to be taken in 2002.

During 2001, all recommendations of the Compensation Committee were unanimously approved by the board of directors without modification.

Respectfully submitted,

Frank P. Popoff, Chairman
J. Daniel Bernson
James A. Currie
Michael L. Dow
Terence F. Moore
Lawrence A. Reed
William S. Stavropoulos

Audit Committee Report

The Audit Committee oversees the financial reporting process on behalf of the board of directors. The Audit Committee operates pursuant to a written charter. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the 2001 annual report to shareholders with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States. In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and Chemical Financial, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of nonaudit services with the auditors' independence.

The Audit Committee discussed with Chemical Financial's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the internal controls, and the overall quality of the financial reporting. The Audit Committee held two meetings during 2001.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors (and the board approved) that the audited financial statements be included in Chemical Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission. The Audit Committee and the board have also approved the selection of Chemical Financial's independent auditors for the year ended December 31, 2002.

Respectfully submitted,

Michael L. Dow, Chairman
J. Daniel Bernson
James A. Currie
L. Richard Marzke
Terence F. Moore
Frank P. Popoff
Lawrence A. Reed
William S. Stavropoulos

Related Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and officers of Chemical Financial and persons who beneficially own more than 10% of the outstanding shares of Chemical Financial's common stock to file reports of beneficial ownership and changes in beneficial ownership of shares of common stock with the Securities and Exchange Commission. Securities and Exchange Commission regulations require such persons to furnish Chemical Financial with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports received by us or written representations from certain reporting persons that no Form 5's were required for those persons, we believe that all applicable Section 16(a) reporting and filing requirements were satisfied by such persons from January 1, 2001 through December 31, 2001, except for Messrs. Marzke and Milroy, who inadvertently missed reporting a portion of their holdings of the Corporation's Common Stock on Form 3. Amended Form 3's were filed by Messrs. Marzke and Milroy immediately upon becoming aware of the oversight.

Certain Relationships and Related Transactions

Directors, officers, principal shareholders and their associates were customers of, and had transactions (including loans and loan commitments) with, Chemical Financial's banking subsidiaries in the ordinary course of business during 2001. All such loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future. None of these loan relationships presently in effect are in default as of the date of this proxy statement.

Dan L. Smith, a director of Chemical Financial and former Chairman and Chief Executive Officer of Shoreline, was entitled to certain benefits under an employment agreement and other benefit plans of Shoreline upon a change in control of Shoreline. In connection with the merger of Shoreline into Chemical Financial, Chemical Bank Shoreline paid or provided benefits to Mr. Smith with an aggregate value of $1,214,657 as required by these various agreements and benefit plans in 2001. In addition, Mr. Smith received payments for benefits from Shoreline's qualified and non-qualified retirement plans in 2001.

Dividend Reinvestment Program Shares

If a shareholder is enrolled in Chemical Financial's Dividend Reinvestment Program, the enclosed proxy card covers: (1) all shares of Chemical Financial's common stock owned directly by the shareholder at the record date, and (2) all shares of Chemical Financial's common stock held for the shareholder in the Dividend Reinvestment Program at that time. Computershare Investor Services, LLC, as the shareholder's agent under the program, will vote any common stock held by it under the program in accordance with the shareholder's written direction as indicated on the proxy card. All such shares will be voted the way the shareholder directs. If no specific instruction is given on a returned proxy card, Computershare Investor Services, LLC will vote as recommended by the board of directors.

Independent Certified Public Accountants

Ernst & Young LLP served as the independent auditors for Chemical Financial for 2001 and, pursuant to the recommendation of the Audit Committee, the board of directors reappointed them for 2002. In accordance with prior practice, representatives of Ernst & Young LLP are expected to be present at the annual meeting of shareholders, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Audit Fees. Chemical Financial paid to Ernst & Young LLP $303,000 during 2001 for audit services provided by them.

All Other Fees. Chemical Financial paid to Ernst & Young LLP $331,453 during 2001 for services other than audit services provided by them. These fees were paid for merger and acquisition related services and tax consulting services.

Shareholder Proposals

If you would like a proposal to be presented at the annual meeting of shareholders in 2003 and if you would like your proposal to be included in Chemical Financial's proxy statement and form of proxy relating to that meeting, you must submit the proposal to Chemical Financial in accordance with Securities and Exchange Commission Rule 14a-8. Chemical Financial must receive your proposal by November 9, 2002 for your proposal to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. To be considered timely, any other proposal that you intend to present at the 2003 annual meeting of shareholders must similarly be received by Chemical Financial Corporation by November 9, 2002.

Other Matters

Management does not intend to present to the meeting any business other than the election of directors. If any matter not known to management at the time this proxy statement was being prepared should be presented for action at the meeting, the shares represented by the enclosed proxy card will be voted in accordance with the judgment of the persons named as proxies with respect to that matter.

Important Notice Regarding Delivery of Shareholder Documents

As permitted by Securities and Exchange Commission rules, only one copy of this proxy statement and the 2001 Annual Report to Shareholders is being delivered to multiple shareholders sharing the same address unless Chemical Financial has received contrary instructions from one or more of the shareholders who share the same address. We will deliver on a one-time basis promptly upon written or verbal request from a shareholder at a shared address a separate copy of our proxy statement and the 2001 Annual Report to Shareholders. Requests should be made to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350, toll-free telephone (800) 722-6050. Shareholders sharing an address who are currently receiving multiple copies of the proxy statement and annual report to shareholders may instruct us to deliver a single copy of such documents on an ongoing basis. Such instructions must be in writing, must be signed by each shareholder who is currently receiving a separate copy of the documents, must be addressed to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, and will continue in effect unless and until we receive contrary instructions as provided below. **Any shareholder sharing an address may request to receive and instruct us to send separate copies of the proxy statement and annual report to shareholders on an ongoing basis by written or verbal request to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350, toll-free telephone (800) 722-6050.** We will begin sending separate copies of such documents within thirty days of receipt of such instructions.

Form 10-K Report Available

Chemical Financial's Form 10-K Annual Report to the Securities and Exchange Commission, including financial statements and financial statement schedules, will be provided to you without charge upon written request. Please direct your requests to Chemical Financial Corporation, 333 East Main Street, Midland, Michigan 48640, Attn: Lori A. Gwizdala, Chief Financial Officer.

By Order of the Board of Directors

David B. Ramaker

David B. Ramaker
President and Chief Executive Officer